Madison
550 Science Drive
Madison, WI 53711
Phone 608 274-0300 800 767-0300 fax 608 276-3112

June 8, 2011

VIA E-MAIL
Ms. Mary Cole
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:	Madison Mosaic Equity Trust – NorthRoad International Fund Filing (Registration No. 2-80805; SEC File No. 811-3615)

Dear Ms. Cole:

As you know, the Madison Mosaic Equity Trust (the “Trust”) recently made a Rule 485(a) filing on Form N-1A to change the name of the Small/Mid-Cap Fund (the “SMID Fund”) to the NorthRoad International Fund (the “International Fund”), and to change the investment objective and investment strategies to more closely correspond with an international equity offering.   In the cover letter to this filing, we asked the staff whether we could omit the prior performance of the SMID Fund once the Form N-1A for the International Fund becomes effective (which is currently scheduled for June 30, 2011), noting that we had planned to completely liquidate the SMID Fund’s portfolio just prior to the planned effective date for the International Fund.  You indicated via telephone to me that it was your position that we could not omit the prior performance, but that if we felt strongly about this, we should submit a letter to you indicating the reasons why we felt that omitting such information would be appropriate.  Accordingly, what follows is a discussion of a similar situation involving one of our other funds where we were actually required to omit the prior performance of the fund that was being changed.

Past Precedent

On December 31, 1997, the GIT Equity Trust Worldwide Growth Portfolio (the “GIT Fund”), an emerging market equity funds, completely liquidated its portfolio.  Utilizing the cash proceeds from this liquidation, the GIT Fund began investing pursuant to its new investment objectives and strategies in January 1998 as a “flexible” (market timing) fund investing in domestic equity and bonds, and changed its name to the Mosaic Foresight Fund (this fund is currently known as the Disciplined Equity Fund, a series of the Trust).

The issue of whether to omit the GIT Fund’s prior performance history was reviewed orally with the SEC staff at the time (Frank Dalton), who recognized the importance of the fact that the entire investment portfolio was liquidated and that, as a matter of substance, it was as if the GIT Fund itself liquidated and its shareholders were given the opportunity to transfer their shares to a new fund.  For administrative convenience, and in order to provide certain tax benefits to shareholders, the GIT Fund was re-born as the Mosaic Foresight Fund for performance purposes rather than creating a brand new series which, for performance purposes, would have had the same result.  Accordingly, Mr. Dalton was in agreement with us that the prior performance of the GIT Fund should not be included in the prospectus for the Mosaic Foresight Fund.

At the same time, we reviewed the manner in which the performance of the new Mosaic Foresight Fund should be presented for non-prospectus related communications with the public.  Again, in oral conversations with our NASD advertising department reviewer and supervisor, we were informed that the NASD (now FINRA) would have considered it a violation of applicable advertising standards to present the performance of the GIT Fund for purposes of marketing the Mosaic Foresight Fund.

As such, we were relieved that the collective opinions of the SEC staff, the NASD advertising department and our own legal and compliance personnel were in agreement that the substance of the transaction (rather than the form) was most important for purposes of communications and disclosures to potential investors.  In this regard, the following disclosure was added to the prospectus of the Mosaic Foresight Fund, as well as to all performance-related advertising:

“Prior to January 1, 1998, the Foresight Fund had different investment objectives and the historical performance for such periods is not presented.”

Current Form N-1A Requirements and Intent

We recognize that the above precedent occurred in connection with Form N-1A prior to its most recent revision.  However, we believe the elimination of “prior fund” past performance is supported by the current intent and instructions of Form N-1A today.

In particular, Item 4(b)(2)(i) requires a brief explanation of how past performance information illustrates the variability of a fund’s returns with the assumption that this can be seen through changes in the fund’s performance from year to year and comparison of average annual returns with a broad measure of market performance.  Because of the drastic change in investment objectives and strategies planed for the SMID Fund, including a material change in the applicable broad based index, providing what is essentially an irrelevant fund’s past performance against the appropriate broad based index for the current fund (even if the SMID Fund’s index is shown together with the International Fund’s index) would be, at best, confusing to shareholders. Furthermore, we believe that such irrelevant disclosure could be considered potentially fraudulent for the same reasons that presenting such information in marketing material would not have complied with applicable Securities Exchange Act standards as interpreted by the NASD in the case of the GIT Fund transition.  As such, we believe including past performance potentially exposes the International Fund, its investment adviser and its distributor to liability pursuant to, among other things, Section 11 of the Securities Act of 1933.

Finally, we believe that, in this particular case, omitting the inapplicable past performance is supported by the intent of Instruction 4 of Item (b)(2) of Form N-1A relating to the change in investment adviser.  In this case, although the investment adviser is not changing, the fund’s new objectives and strategies will be implemented by NorthRoad Capital Management LLC, an affiliated, but separately registered investment adviser. The team of portfolio managers who will be responsible for providing portfolio management services to the International Fund is entirely different from the team and personnel who manage the SMID Fund.  Clearly, Form N-1A contemplates a break in past performance presentation in the event of a change in management of a fund that has no change in investment objectives or strategies (even though performance by the former adviser could arguably be meaningful to illustrate the matters intended by Item 4(b)(2)(i)).  Given the ability to eliminate past performance in such situations, we believe Form N-1A supports providing such a break when there is a significant and material change in investment objectives and strategies together with the absence of any continuity of investments from one “fund” to the next.

*  *  *  * *

Based on the precedent cited above and a reasonable interpretation of the requirements of Form N-1A, we respectfully request the staff to re-consider our request to omit the prior performance of the SMID Fund in the International Fund prospectus.  Should our request be granted, we would include disclosure similar to that used for the Mosaic Foresight Fund.  Such disclosure is analogous to the disclosure required by Instruction 11(c) of Item 27(b)(7) of Form N-1A.

Very truly yours,

(signature)

Pamela M. Krill
General Counsel & Chief Legal Officer